ACTIVISION BLIZZARD, INC.
3100 Ocean Park Boulevard

Santa Monica, CA 90405

April 26, 2017

VIA EDGAR

Securities and Exchange Commission

Division of Corporation Finance

100 F Street, N.E.

Washington, D.C. 20549

Attention: Gabriel Eckstein

Re:	Activision Blizzard, Inc.
Registration Statement on Form S-4
File No. 333-216804
Filed March 17, 2017

Ladies and Gentlemen:

Pursuant to Rule 461 under the Securities Act of 1933, as amended, Activision Blizzard, Inc. (the “Registrant”) hereby respectfully requests acceleration of effectiveness of the above referenced Registration Statement so that it will become effective at 2:00 p.m. EST on Friday, April 28, 2017, or as soon as thereafter practicable.

We request that we be notified of such effectiveness by a telephone call to Michael J. Zeidel, Esq. of Skadden, Arps, Slate, Meagher & Flom LLP, the Registrant’s counsel, at (212) 735-3259, and that such effectiveness also be confirmed in writing.

Very truly yours,

ACTIVISION BLIZZARD, INC.

	By:	/s/ Jeff Brown
		Name:	Jeff Brown
		Title:	Chief Compliance Officer

cc: Skadden, Arps, Slate, Meagher & Flom LLP